                                                                    Exhibit 4(1)


                               [WREI Letterhead]

                                  May 11, 1999


Ms. Elizabeth F. Aaroe                   Mr. Edward Foehl
Principal                                Systran Financial Services Corporation
Fisher Consulting, LLC                   10220 SW Greenberg Road, Suite 551
8181 SW Edgewater, West                  Portland, OR  97223
Wilsonville, OR  97070
Mr. Robert Deutschman                    Mr. Daniel A. Markee
Cappello Group, Inc.                     Senior Vice President
1299 Ocean Avenue, Suite 306             LendSource, Inc.
Santa Monica, CA  90401                  566 Prairie Center Drive, Suite 201
                                         Eden Prairie, MN  55344
Mr. Larry B. Faigin
President
GreenPark Group, LLC
3030 Old Ranch Parkway, Suite 450
Seal Beach, CA  90740


Elizabeth and Gentlemen,

     As you know, Wilshire Real Estate Investment Trust Inc. and its subsidiary Wilshire Real Estate Partnership L.P. (together "WREI") are the third-largest shareholder post-Effective Date in Wilshire Financial Services Group Inc. ("WFSG"). WREI also has a $5 million DIP loan secured by the stock of First Bank of Beverly Hills, F.S.B. (the "Bank") and approximately $8.55 million 6% seven-year PIK note due from WFSG.

     WREI, in an effort to assist in increasing the value of WFSG, would like you to consider the following proposal:

          1) WREI would convert its $5 million DIP facility into new common stock of WFSG at a rate equivalent to 70% of post-Effective Date book value per share of WFSG.

          2) WREI would convert its approximately $8.55 million 6% seven-year PIK note, which WREI currently carries at a 13% discount rate or approximately $5.7 million into new common stock of WFSG at 70% of post-Effective Date book value per share of WFSG. WREI proposes that the dollar amount of PIK note to be converted would be its current carrying value rather than its face value.

Ms. Elizabeth F. Aaroe
Mr. Robert Deutschman
Mr. Larry B. Faigin
Mr. Edward Foehl
Mr. Daniel A. Markee
May 11, 1999
Page 2

     Currently WFSG pays 12% interest on the $5 million DIP loan or approximately $600,000 per year. WFSG has already paid to WREI the March, April, and May interest payments on the DIP loan and the next payment is due June 1. WFSG will also be paying (or PIKing) approximately $500,000 of interest per year on the PIK note. Given WFSG's restructuring and cash-tight position, WREI would rather see WFSG conserve or invest its cash instead of paying interest to WREI. If WREI were to convert these two liabilities to equity, WFSG would significantly reduce its interest burden and have a larger equity capital base. Additionally, WFSG would free up its pledged shares of the Bank with which it could potentially raise funds in the future independently of WREI.
This conversion of the notes (DIP and PIK) would also help further eliminate the perceived ongoing affiliate transactions problem between our companies, which seems to plague our respective stock prices. The independent directors of WREI would like to discuss this matter further with a representative of the prospective independent directors of WFSG at your earliest convenience. I have been appointed as the representative for WREI. I will have Andy arrange some potential meeting dates for us to discuss this proposal.

                              Very truly yours,

                              /s/  Patrick Terrell

                              Patrick Terrell
                              Director


cc: Andrew Wiederhorn
    Lawrence Mendelsohn
    Jonathan Cleveland
    David Egelhoff
    Jordan Schnitzer
    James Waggoner
    Mark Peterman
    Bennett Murphy